EXHIBIT 12.1
AK STEEL HOLDING CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(dollars in millions)

	2011	2010	2009	2008	2007
Combined fixed charges:
Capitalized interest credit	$6.7	$10.1	$7.8	$4.4	$3.6
Interest factor in rent expense	3.0	3.2	2.8	3.3	3.7
Other interest and fixed charges	47.9	33.6	37.4	48.9	69.3
Preference dividends	—	—	—	—	—
Total combined fixed charges	$57.6	$46.9	$48.0	$56.6	$76.6

Earnings—pre-tax income (loss) with applicable adjustments	$(186.0)	$(125.4)	$(47.9)	$55.3	$674.5

Ratio of earnings to combined fixed charges	NM*	NM*	NM*	NM*	8.8

* In 2011, 2010, 2009 and 2008, earnings were less than combined fixed charges by $243.6, $172.3, $95.9 and $1.3, respectively.